Exhibit 1

FOR IMMEDIATE RELEASE

November 19, 2004

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (Tokyo) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp

Announcement of Listing for the Stock of Tenpo Ryutsuu NET, Inc.

Nissin Co., Ltd. (“the Company”) hereby announces that Tenpo Ryutsuu NET, Inc. (“TR-NET”) (Head Office: Shibuya-ku, Tokyo; President: Tetsuo Eto; Code No. 3351), a firm in which the Company has invested, listed its stock today on the Centrex board of the Nagoya Stock Exchange.

TR-NET provides “one-stop service from store-opening to store-closing” to owners of existing businesses in the food and beverage industry as well as to owners of other companies seeking to enter the food and beverage industry. TR-NET aims to accurately capture the needs of these firms by providing a wide variety of services including store operation contracting, business set-up support, and interior renovation services.

The target customers of the Company and the customer base/network of TR-NET are similar. As such, by combining the business know-how of the two companies and by working closely with each other, there is a potential for strong synergies and for providing customers with new kinds of financial services.

The Company plans to continue promoting capital and business tie-ups with firms that have the potential to increase synergy effects in the Company’s core business area of commercial credit. By doing so, the Company aims to become a “Total Financial Solution Provider” and contribute to broadening the profit-earning opportunities available to customers.

With this listing of stock, the Company sold 150 shares of TR-NET. The Company now holds 1,300 shares of TR-NET and remains the second largest shareholder with a 14.1% stake in the firm.

[Company Profile of TR-NET]
Company name:	Tenpo Ryutuu NET, Inc.
Representative:	Tetsuo Eto, President
Location:	3-F Hiroo Office Building, 3-18 Hiroo 1-Chome, Shibuya-ku, Tokyo
Established:	March, 2000
Main Business:	Store operation contracting, used store brokerage, restaurant operations

Note:
This document has been prepared only as a press release and not for the purpose of soliciting an investment. Investors are therefore strongly requested to carefully review the Preliminary and Offering Registration Prospectus (and the corrections thereto) prepared by Tenpo Ryutuu NET, Inc., and to make their own judgment as to an actual investment.